SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          Giga Information Group, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   37517M 10 9
                                 (CUSIP Number)

                                 Gideon Gartner
                      300 Puppy Smith Street, Suite 203-303
                              Aspen, Colorado 81611
                                 (970) 920-9191
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 3, 2001
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No. 37517M 10 9                     13D               Page 2 of 6 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Gideon I. Gartner
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                2,019,195
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 200,334
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                2,019,195
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 200,334
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,291,529        See Item 5.
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                  21.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                   IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37517M 10 9                     13D               Page 3 of 6 Pages

Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, $0.001 par value (the "Shares"), of Giga Information Group, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 139 Main Street, Cambridge, Massachusetts 02142.

            The Reporting Person (as defined below) is filing this Schedule 13D to report a change in his investment intent with respect to his ownership of the Shares as previously reported on a Schedule 13G filed by the Reporting Person on February 10, 1999.


Item 2.     Identity and Background.

            (a)- (c) and (f) Gideon I. Gartner (the "Reporting Person") is a citizen of the United States whose address is 300 Puppy Smith Street, Suite 203-303, Aspen, Colorado 81611. The Reporting Person is retired.

            (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds and Other Consideration.

            The Shares owned directly and indirectly by the Reporting Person were purchased with personal funds.


Item 4.     Purpose of the Transaction.

            Although all of the Shares beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes, the Reporting Person is dissatisfied with the performance of the Issuer and its Shares and intends to seek to cause the Issuer to take steps to maximize shareholder value promptly. Such steps could include, among other things, management changes, cost reduction, debt and/or equity financings, changes in strategic direction, sale or merger of the Issuer. The Reporting Person intends to pursue discussions with directors, officers, employees and affiliates of the Issuer, with other shareholders of the Issuer and with potential investors in the Issuer, concerning the business, management and strategic direction of the Issuer and possible alternatives to maximize shareholder value.

CUSIP No. 37517M 10 9                     13D               Page 4 of 6 Pages

            The Reporting Person may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by him at any time. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of the Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) The Reporting Person may be deemed to beneficially own, in the aggregate 2,291,529 Shares representing approximately 21.1% of the Shares outstanding as of August 7, 2001. The Reporting Person beneficially owns (i) 1,849,588 Shares held directly by the Reporting Person; (ii) 228,750 Shares subject to exercisable stock options held by the Reporting Person, (iii) 12,587 Shares subject to exercisable warrants held by the Reporting Person and (iv) 200,334 Shares which are held of record by members of the Reporting Person's family. The Reporting Person disclaims beneficial ownership of the Shares held by members of his family.

            (b) The Reporting Person has sole voting and dispositive power with respect to (i) 1,849,588 Shares held directly by the Reporting Person;
(ii) 228,750 Shares subject to exercisable stock options held by the Reporting Person and (iii) 12,587 Shares subject to exercisable warrants held by the Reporting Person. The Reporting Person has shared voting and dispositive power with respect to the 200,334 Shares which are held of record by members of the Reporting Person's family.

            (c) The Reporting Person has not made any transactions in the Shares during the past sixty days.

            (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, (i) 1,849,588 Shares held directly by the Reporting Person; (ii) 228,750 Shares subject to exercisable stock options held by the Reporting Person and (iii) 12,587 Shares subject to exercisable warrants held by the Reporting Person. The Reporting Person and the record holders thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 200,334 Shares held by such record holders.

            (e)  Not applicable.

CUSIP No. 37517M 10 9                     13D               Page 5 of 6 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

            None.

CUSIP No. 37517M 10 9                     13D               Page 6 of 6 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  October 11, 2001


                                    /s/ Gideon I. Gartner
                                    ------------------------------
                                    Gideon I. Gartner, as
                                      an individual